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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003                                      Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABER DIAMOND CORPORATION (Registrant)
DATED the 29th day of December, 2003.
	By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Confirmation of Mailing of CIBC Mellon Trust Company dated December 29, 2003

December 29, 2003

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	The Toronto Stock Exchange
Ontario Securities Commission	British Columbia Securities Commission
Commission des valeurs Mobilieres du Quebec

Dear Sirs:

RE: ABER DIAMOND CORPORATION

The following were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on December 29, 2003:

    ☒  Interim Report for the Nine Months Ended October 31, 2003

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
 CIBC MELLON TRUST COMPANY

(Signed) Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_AberDiamondInterim

320 Bay Street, P.O. Box 1     •     Toronto, ON  M5H 4A6     •     Tel 416.643.5000 – www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

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SIGNATURES
EXHIBIT INDEX